                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                -----------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                           INFORMATION TO BE INCLUDED
                          IN STATEMENTS FILED PURSUANT
                         TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 2)(1)

                          DATA BROADCASTING CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $ .01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    237596101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Philip Hoffman
                                c/o Pearson Inc.
                     1330 Avenue of the Americas, 7th Floor
                            New York, New York 10019
                                 (212) 641-2421
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With Copies To:
                              Howard A. Kenny, Esq.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                            New York, New York 10178
                                 (212) 309-6000

                                December 27, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 19 Pages)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


     ------------------------------------------------ ----------------- ------------------------------------------------

              CUSIP No. 237596101                            13D                      Page 2 of 19 Pages
                       ------------                                                        --   ---
     ------------------------------------------------ ----------------- ------------------------------------------------

     ------------ ------------------------------------------------------------------------------------------------------

          1       NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           PEARSON PLC                                                   EIN:
     ------------ ------------------------------------------------------------------------------------------------------

          2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) / /
                                                                                                          (b) /X/

     ------------ ------------------------------------------------------------------------------------------------------

          3       SEC USE ONLY


     ------------ ------------------------------------------------------------------------------------------------------

          4       SOURCE OF FUNDS*

                           NOT APPLICABLE
     ------------ ------------------------------------------------------------------------------------------------------

          5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEM 2(d) or 2(e)                                                                             / /

     ------------ ------------------------------------------------------------------------------------------------------

          6       CITIZENSHIP OR PLACE OF ORGANIZATION

                           ENGLAND & WALES
     ---------------------- ------- ------------------------------------------------------------------------------------

                              7     SOLE VOTING POWER

           NUMBER OF                         SEE ITEM 5 OF ATTACHED SCHEDULE
            SHARES          ------- ------------------------------------------------------------------------------------
         BENEFICIALLY
           OWNED BY           8     SHARED VOTING POWER*
             EACH
           REPORTING                         0
          PERSON WITH       ------- ------------------------------------------------------------------------------------

                              9     SOLE DISPOSITIVE POWER

                                             SEE ITEM 5 OF ATTACHED SCHEDULE
                            ------- ------------------------------------------------------------------------------------

                              10    SHARED DISPOSITIVE POWER

                                             0
     ---------------------- ------- ------------------------------------------------------------------------------------

         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           SEE ITEM 5 OF ATTACHED SCHEDULE
     ------------ ------------------------------------------------------------------------------------------------------

         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                                                                  / /

     ------------ ------------------------------------------------------------------------------------------------------

         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           SEE ITEM 5 OF ATTACHED SCHEDULE
     ------------ ------------------------------------------------------------------------------------------------------

         14       TYPE OF REPORTING PERSON*

                           CO
     ------------ ------------------------------------------------------------------------------------------------------

                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!


     ------------------------------------------------ ----------------- ------------------------------------------------

     CUSIP No. 237596101                                     13D                      Page 3 of 19 Pages
              ----------                                                                   --   ---
     ------------------------------------------------ ----------------- ------------------------------------------------

     ------------ ------------------------------------------------------------------------------------------------------

          1       NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           PEARSON OVERSEAS HOLDINGS LTD.               EIN:
     ------------ ------------------------------------------------------------------------------------------------------

          2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) / /
                                                                                                          (b) /X/

     ------------ ------------------------------------------------------------------------------------------------------

          3       SEC USE ONLY


     ------------ ------------------------------------------------------------------------------------------------------

          4       SOURCE OF FUNDS*

                           NOT APPLICABLE
     ------------ ------------------------------------------------------------------------------------------------------

          5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEM 2(d) or 2(e)                                                                             / /

     ------------ ------------------------------------------------------------------------------------------------------

          6       CITIZENSHIP OR PLACE OF ORGANIZATION

                           ENGLAND & WALES
     ---------------------- ------- ------------------------------------------------------------------------------------

                              7     SOLE VOTING POWER

           NUMBER OF                         SEE ITEM 5 OF ATTACHED SCHEDULE
            SHARES          ------- ------------------------------------------------------------------------------------
         BENEFICIALLY
           OWNED BY           8     SHARED VOTING POWER
             EACH
           REPORTING                         0
          PERSON WITH       ------- ------------------------------------------------------------------------------------

                              9     SOLE DISPOSITIVE POWER

                                             SEE ITEM 5 OF ATTACHED SCHEDULE
                            ------- ------------------------------------------------------------------------------------

                              10    SHARED DISPOSITIVE POWER

                                             0
     ---------------------- ------- ------------------------------------------------------------------------------------

         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           SEE ITEM 5 OF ATTACHED SCHEDULE
     ------------ ------------------------------------------------------------------------------------------------------

         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                                                                  / /

     ------------ ------------------------------------------------------------------------------------------------------

         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           SEE ITEM 5 OF ATTACHED SCHEDULE
     ------------ ------------------------------------------------------------------------------------------------------

         14       TYPE OF REPORTING PERSON*

                           CO
     ------------ ------------------------------------------------------------------------------------------------------

                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!


     -------------------------------------------- ---------------- -----------------------------------------------------

     CUSIP No. 237596101                                 13D                        Page 4 of 19 Pages
              ----------                                                                 --   ---
     -------------------------------------------- ---------------- -----------------------------------------------------

     ------------ ------------------------------------------------------------------------------------------------------

          1       NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                PEARSON NETHERLANDS B.V.              EIN:
     ------------ ------------------------------------------------------------------------------------------------------

          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                  (a) / /
                                                                                                          (b) /X/

     ------------ ------------------------------------------------------------------------------------------------------

          3       SEC USE ONLY


     ------------ ------------------------------------------------------------------------------------------------------

          4       SOURCE OF FUNDS*

                                NOT APPLICABLE
     ------------ ------------------------------------------------------------------------------------------------------

          5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                       TO ITEM 2(d) or 2(e)                                                                   / /


     ------------ ------------------------------------------------------------------------------------------------------

          6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                     NETHERLANDS
     ---------------------- ------- ------------------------------------------------------------------------------------

                              7     SOLE VOTING POWER

           NUMBER OF                         SEE ITEM 5 OF ATTACHED SCHEDULE
            SHARES          ------- ------------------------------------------------------------------------------------
         BENEFICIALLY
           OWNED BY           8     SHARED VOTING POWER
             EACH
           REPORTING                         0
          PERSON WITH       ------- ------------------------------------------------------------------------------------

                              9     SOLE DISPOSITIVE POWER

                                             SEE ITEM 5 OF ATTACHED SCHEDULE
                            ------- ------------------------------------------------------------------------------------

                              10    SHARED DISPOSITIVE POWER

                                             0
     ---------------------- ------- ------------------------------------------------------------------------------------

         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                SEE ITEM 5 OF ATTACHED SCHEDULE
     ------------ ------------------------------------------------------------------------------------------------------

         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES*                                                                      / /

     ------------ ------------------------------------------------------------------------------------------------------

         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                SEE ITEM 5 OF ATTACHED SCHEDULE
     ------------ ------------------------------------------------------------------------------------------------------

         14       TYPE OF REPORTING PERSON*

                          CO
     ------------ ------------------------------------------------------------------------------------------------------

                                         *SEE INSTRUCTIONS BEFORE FILLING OUT!


     -------------------------------------------- ---------------- -----------------------------------------------------

     CUSIP No. 237596101                                 13D                        Page 5 of 19 Pages
              ----------                                                                 --   ---
     -------------------------------------------- ---------------- -----------------------------------------------------

     ------------ ------------------------------------------------------------------------------------------------------

          1       NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                PEARSON AG                                              EIN:
     ------------ ------------------------------------------------------------------------------------------------------

          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                  (a) / /
                                                                                                          (b) /X/

     ------------ ------------------------------------------------------------------------------------------------------

          3       SEC USE ONLY


     ------------ ------------------------------------------------------------------------------------------------------

          4       SOURCE OF FUNDS*

                                NOT APPLICABLE
     ------------ ------------------------------------------------------------------------------------------------------

          5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                       TO ITEM 2(d) or 2(e)                                                               / /

     ------------ ------------------------------------------------------------------------------------------------------

          6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                     SWITZERLAND
     ---------------------- ------- ------------------------------------------------------------------------------------

                              7     SOLE VOTING POWER

           NUMBER OF                         SEE ITEM 5 OF ATTACHED SCHEDULE
            SHARES          ------- ------------------------------------------------------------------------------------
         BENEFICIALLY
           OWNED BY           8     SHARED VOTING POWER
             EACH
           REPORTING                         0
          PERSON WITH       ------- ------------------------------------------------------------------------------------

                              9     SOLE DISPOSITIVE POWER

                                             SEE ITEM 5 OF ATTACHED SCHEDULE
                            ------- ------------------------------------------------------------------------------------

                              10    SHARED DISPOSITIVE POWER

                                             0
     ---------------------- ------- ------------------------------------------------------------------------------------

         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                SEE ITEM 5 OF ATTACHED SCHEDULE
     ------------ ------------------------------------------------------------------------------------------------------

         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES*                                                                    / /

     ------------ ------------------------------------------------------------------------------------------------------

         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        SEE ITEM 5 OF ATTACHED SCHEDULE
     ------------ ------------------------------------------------------------------------------------------------------

         14       TYPE OF REPORTING PERSON*

                          CO
     ------------ ------------------------------------------------------------------------------------------------------

                                         *SEE INSTRUCTIONS BEFORE FILLING OUT!


     -------------------------------------------- ---------------- -----------------------------------------------------

     CUSIP No. 237596101                                 13D                        Page 6 of 19 Pages
              -----------                                                                --   ---
     -------------------------------------------- ---------------- -----------------------------------------------------

     ------------ ------------------------------------------------------------------------------------------------------

          1       NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                PEARSON INC.              EIN:  51-0261654
     ------------ ------------------------------------------------------------------------------------------------------

          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                  (a) / /
                                                                                                          (b) /X/

     ------------ ------------------------------------------------------------------------------------------------------

          3       SEC USE ONLY


     ------------ ------------------------------------------------------------------------------------------------------

          4       SOURCE OF FUNDS*

                                NOT APPLICABLE
     ------------ ------------------------------------------------------------------------------------------------------

          5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                       TO ITEM 2(d) or 2(e)                                                               / /

     ------------ ------------------------------------------------------------------------------------------------------

          6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                        DELAWARE
     ---------------------- ------- ------------------------------------------------------------------------------------

                              7     SOLE VOTING POWER

           NUMBER OF                         SEE ITEM 5 OF ATTACHED SCHEDULE
            SHARES          ------- ------------------------------------------------------------------------------------
         BENEFICIALLY
           OWNED BY           8     SHARED VOTING POWER
             EACH
           REPORTING                         0
          PERSON WITH       ------- ------------------------------------------------------------------------------------

                              9     SOLE DISPOSITIVE POWER

                                             SEE ITEM 5 OF ATTACHED SCHEDULE
                            ------- ------------------------------------------------------------------------------------

                              10    SHARED DISPOSITIVE POWER

                                             0
     ---------------------- ------- ------------------------------------------------------------------------------------

         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                SEE ITEM 5 OF ATTACHED SCHEDULE
     ------------ ------------------------------------------------------------------------------------------------------

         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES*                                                                    / /

     ------------ ------------------------------------------------------------------------------------------------------

         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                SEE ITEM 5 OF ATTACHED SCHEDULE
     ------------ ------------------------------------------------------------------------------------------------------

         14       TYPE OF REPORTING PERSON*

                          CO
     ------------ ------------------------------------------------------------------------------------------------------

                                         *SEE INSTRUCTIONS BEFORE FILLING OUT!


     -------------------------------------------- ---------------- -----------------------------------------------------

     CUSIP No. 237596101                                 13D                        Page 7 of 19 Pages
              ------------                                                               --   ---
     -------------------------------------------- ---------------- -----------------------------------------------------

     ------------ ------------------------------------------------------------------------------------------------------

          1       NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                PEARSON LONGMAN, INC.                     EIN:  13-2971110
     ------------ ------------------------------------------------------------------------------------------------------

          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                  (a) / /
                                                                                                          (b) /X/

     ------------ ------------------------------------------------------------------------------------------------------

          3       SEC USE ONLY


     ------------ ------------------------------------------------------------------------------------------------------

          4       SOURCE OF FUNDS*

                                NOT APPLICABLE
     ------------ ------------------------------------------------------------------------------------------------------

          5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                       TO ITEM 2(d) or 2(e)                                                               / /
     ------------ ------------------------------------------------------------------------------------------------------

          6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                        DELAWARE
     ---------------------- ------- ------------------------------------------------------------------------------------

                              7     SOLE VOTING POWER

           NUMBER OF                         SEE ITEM 5 OF ATTACHED SCHEDULE
            SHARES          ------- ------------------------------------------------------------------------------------
         BENEFICIALLY
           OWNED BY           8     SHARED VOTING POWER
             EACH
           REPORTING                         0
          PERSON WITH       ------- ------------------------------------------------------------------------------------

                              9     SOLE DISPOSITIVE POWER

                                             SEE ITEM 5 OF ATTACHED SCHEDULE
                            ------- ------------------------------------------------------------------------------------

                              10    SHARED DISPOSITIVE POWER

                                             0
     ---------------------- ------- ------------------------------------------------------------------------------------

         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                SEE ITEM 5 OF ATTACHED SCHEDULE.
     ------------ ------------------------------------------------------------------------------------------------------

         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES*                                                                    / /

     ------------ ------------------------------------------------------------------------------------------------------

         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                SEE ITEM 5 OF ATTACHED SCHEDULE
     ------------ ------------------------------------------------------------------------------------------------------

         14       TYPE OF REPORTING PERSON*

                                CO
     ------------ ------------------------------------------------------------------------------------------------------

                                         *SEE INSTRUCTIONS BEFORE FILLING OUT!


     -------------------------------------------- ---------------- -----------------------------------------------------

     CUSIP No. 237596101                                 13D                        Page 8 of 19 Pages
              ------------                                                               --   ---
     -------------------------------------------- ---------------- -----------------------------------------------------

     ------------ ------------------------------------------------------------------------------------------------------

          1       NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                PEARSON DBC HOLDINGS INC.     EIN:  13-4149604
     ------------ ------------------------------------------------------------------------------------------------------

          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) / /
                                                                                             (b) /X/

     ------------ ------------------------------------------------------------------------------------------------------

          3       SEC USE ONLY


     ------------ ------------------------------------------------------------------------------------------------------

          4       SOURCE OF FUNDS*

                                NOT APPLICABLE
     ------------ ------------------------------------------------------------------------------------------------------

          5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                       TO ITEM 2(d) or 2(e)                                                  / /

     ------------ ------------------------------------------------------------------------------------------------------

          6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       DELAWARE
     ---------------------- ------- ------------------------------------------------------------------------------------

                              7     SOLE VOTING POWER

           NUMBER OF                              56,424,056
            SHARES          ------- ------------------------------------------------------------------------------------
         BENEFICIALLY
           OWNED BY           8     SHARED VOTING POWER
             EACH
           REPORTING                              0
          PERSON WITH       ------- ------------------------------------------------------------------------------------

                              9     SOLE DISPOSITIVE POWER

                                                  56,424,056
                            ------- ------------------------------------------------------------------------------------

                              10    SHARED DISPOSITIVE POWER

                                                  0
     ------------ ------------------------------------------------------------------------------------------------------

         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                  56,424,056
     ------------ ------------------------------------------------------------------------------------------------------

         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES*                                                            / /

     ------------ ------------------------------------------------------------------------------------------------------

         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                  61.7%
     ------------ ------------------------------------------------------------------------------------------------------

         14       TYPE OF REPORTING PERSON*

                                                  CO
     ------------ ------------------------------------------------------------------------------------------------------

                                         *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.           SECURITY AND ISSUER

         This Amendment No.2 ("Amendment No.2") to the Statement on Schedule 13D, originally filed on November 24, 1999 (the "Original Statement," as amended by Amendment No.1, filed on March 9, 2000 ("Amendment No.1"), and as so amended, the "Statement"), with respect to the common stock, par value $.01 per share ("Common Stock") of Data Broadcasting Corporation, a Delaware corporation (the "Company"), amends Items 2, 3, 4, 5, 6, and 7 and Schedule B of the Statement. The principal executive office of the Company is 22 Crosby Drive, Bedford, MA 01730. Information given in response to each item shall be deemed incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 2 shall have the respective meanings ascribed to them in the Statement.

ITEM 2.           IDENTITY AND BACKGROUND

         Item 2 as set forth in the Statement is amended by the replacement of paragraph (a) with the following:

         (a) This Statement is being filed by each of the following persons pursuant to Rule 13d-2(a) promulgated by the Securities and Exchange Commission (the "Commission"): (i) Pearson plc, a corporation organized under the laws of England & Wales ("Pearson"); (ii) Pearson Overseas Holdings Ltd., a corporation organized under the laws of England & Wales ("Pearson Overseas"); (iii) Pearson Netherlands B.V., a corporation organized under the laws of the Netherlands ("Pearson Netherlands"); (iv) Pearson AG, a corporation organized under the laws of Switzerland ("Pearson AG"); (v) Pearson Inc., a corporation organized under the laws of Delaware ("Pearson Inc."); (vi) Pearson Longman, Inc., a corporation organized under the laws of Delaware ("Pearson Longman"); and (vii) Pearson DBC Holdings Inc. ("DBC Holdings") and, collectively with Pearson, Pearson Overseas, Pearson Netherlands, Pearson AG, Pearson Inc. and Pearson Longman, the "Reporting Persons"). Pearson Holdings Inc., a corporation organized under the laws of Delaware, a reporting person on the filing of the Original Statement and Amendment No.1, is no longer a controlling person of the Company and, therefore, is no longer a reporting person for purposes of this Statement.

         Pearson is an international media company which is the majority stockholder of Pearson Overseas. Pearson Overseas is an investment holding company which owns 100% of Pearson Netherlands. Pearson Netherlands is a holding company which owns 100% of Pearson AG. Pearson AG is a holding company which is the majority stockholder of Pearson Inc. Pearson Inc. is a holding company which owns 100% of Pearson Longman. Pearson Longman is a holding company which owns 100% of DBC Holdings. DBC Holdings is a holding company which owns approximately 61% of the Company.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 as set forth in the Statement is amended and restated to read in its entirety as follows:

         Not Applicable.

ITEM 4.           PURPOSES OF TRANSACTIONS

         Item 4 as set forth in the Statement is amended and restated to read in its entirety as:

         On November 14, 1999, the Company, Pearson Longman, Detective Merger-Sub, Inc., a wholly-owned subsidiary of the Company (the "Merger-Sub"), and Interactive Data Corporation, a corporation organized under the laws of Delaware ("Interactive"), and on such date a wholly owned subsidiary of Pearson Longman, entered into the Agreement and Plan of Merger (as amended by Amendment No.1 to the Agreement and Plan of Merger, dated as of January 10, 2000, the "Merger Agreement"), a copy of which has been filed as an exhibit to Amendment No. 1. The Merger Agreement provided, among other things, for the merger of Merger-Sub with and into Interactive (the "Merger"), with Interactive to be the surviving corporation and a wholly-owned subsidiary of the Company following the Merger. Upon the effectiveness of the Merger (the "Effective Time"), each issued and outstanding share of capital stock of Merger-Sub was converted into and became one fully paid and non-assessable share of common stock of Interactive. Further, upon the Merger, the issued and outstanding shares of capital stock of Interactive were converted into 56,423,949 shares of the Company which, when added to the 107 additional shares of the Company owned by Pearson Longman, resulted in the ownership by Pearson Longman, the previous owner of 100% of Interactive, of approximately 61% of the Company.

         Pursuant to the Merger Agreement, the Company agreed (i) to cause the shares of Common Stock to be received by Pearson Longman in the Merger to be approved for listing on the NASDAQ National Market, (ii) if necessary, to promptly make an appropriate filing with the National Association of Securities Dealers, Inc. regarding the change of control of DBC Securities, Inc. and to file any required notices with, and obtain any required approvals from, state securities regulators in connection with such change of control and (iii) to increase the size of the board of directors of the Company to consist of ten directors, including (A) Allan R. Tessler, Alan J. Hirschfield and Carl Spielvogel and (B) seven directors designated by Pearson Longman. Messrs. Robert Berkley, Stuart Clark, John Fallon, Donald Greenberg, Stephen Hill, Philip Hoffman and John Makinson were designated by Pearson Longman to serve as members of the board of directors of the Company. As of October 23, 2000, Messrs. Berkley and Makinson have resigned as directors of the Company. As of such date, Gloria Samuels and Giles Spackman have been elected as directors of the Company and have replaced Messrs. Berkley and Makinson. Prior to December 14, 2000, Mr. Spielvogel resigned as a director of the Company.

         In connection with the Merger, the Company filed an Amended and Restated Certificate of Incorporation to increase the number of authorized shares of Common Stock from 75,000,000 shares to 200,000,000 shares.

         In connection with the execution of the Merger Agreement, Interactive entered into a Voting and Standstill Agreement with each of Alan J. Hirschfield Living Trust and AFT/FGT Family Partners and Tessler Family Limited Partnership, stockholders of the Company. These Voting and Standstill Agreements terminated upon the Effective Time.

         On December 27, 2000, Pearson Longman and DBC Holdings entered into a Contribution Agreement (the "Contribution Agreement"), a copy of which has been filed as an exhibit hereto. The Contribution Agreement provided for the contribution of all of the shares of the Company owned by Pearson Longman to DBC Holdings effective as of December 27, 2000.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         Item 5 as set forth in the Statement is amended and restated to read in its entirety as follows:

         (a) DBC Holdings owns 56,424,056 shares of Common Stock, representing approximately 61.7% of the issued and outstanding shares of Common Stock. For purposes of Rule 13d-3 promulgated under the Exchange Act, Pearson, Pearson Overseas, Pearson Netherlands, Pearson AG, Pearson Inc. and Pearson Longman, which are affiliates of DBC Holdings, may be deemed to beneficially own the shares indirectly as a result of their control relationship with DBC Holdings. Any such beneficial ownership would represent the same sole voting and dispositive power exercised by DBC Holdings over the shares. Each of the Reporting Persons other than DBC Holdings disclaims beneficial ownership of the shares.

         (b) The responses of the Reporting Persons to Items (7) through (11) of the portions of pages 2 through 8 hereto which relate to shares of Common Stock beneficially owned are incorporated herein by reference.

         (c) Except as described in the response to Item 4, there have been no transactions in the shares of Common Stock during the past sixty days by any Reporting Person or any other person listed on Schedule B.

         (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by DBC Holdings.

         (e)      Not applicable.

         Except as described in this response to Item 5, none of the persons listed on Schedule B beneficially own any shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 as set forth in the Statement is amended by the addition of the following at the end thereof:

         Subsequent to the consummation of the contribution of the shares of the Company to DBC Holdings pursuant to the Contribution Agreement, DBC Holdings, as successor-in-interest to Pearson Longman, has assumed the rights and obligations of Pearson Longman under the Registration Rights Agreement referred to in Item 6.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS

         The following additional material is filed as an Exhibit to this Amendment No. 2:

         Exhibit A: Contribution Agreement, dated as of December 27, 2000, by and between Pearson Longman, Inc. and Pearson DBC Holdings Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 8, 2001

                                       Pearson plc


                                       By: /s/ JULIA M. CASSON
                                          ------------------------------
                                          Name:  Julia M. Casson
                                          Title: Company Secretary


                                       Pearson Overseas Holdings Ltd.


                                       By: /s/ STEPHEN JONES
                                          ------------------------------
                                          Name:  Stephen Jones
                                          Title: Secretary


                                       Pearson Netherlands B.V.


                                       By: /s/ GEORGE F. NICOLAI
                                          ------------------------------
                                          Name:  George F. Nicolai
                                          Title: Director


                                       Pearson AG


                                       By: /s/ JOSEF GRAND
                                           ------------------------------
                                           Name:  Josef Grand
                                           Title: Director


                                       Pearson Inc.


                                       By: /s/ THOMAS WHARTON
                                           -----------------------------
                                           Name:  Thomas Wharton
                                           Title: Secretary and
                                                  Vice President of Taxation

                                       Pearson Holdings, Inc.


                                       By: /s/ THOMAS WHARTON
                                           ------------------------------
                                           Name:  Thomas Wharton
                                           Title: Secretary and
                                                  Vice President of Taxation


                                       Pearson Longman, Inc.


                                       By: /s/ WILLIAM LINCOLN
                                          ------------------------------
                                          Name:  William Lincoln
                                          Title: President


                                       Pearson DBC Holdings Inc.


                                       By: /s/ WILLIAM LINCOLN
                                          ------------------------------
                                          Name:  William Lincoln
                                          Title: President

                                                                      SCHEDULE A

NAME OF REPORTING PERSON     ADDRESS OF THE PRINCIPAL OFFICE
------------------------     -------------------------------

Pearson                      3 Burlington Gardens, London W1X 1LE, England

Pearson Overseas             3 Burlington Gardens, London W1X 1LE, England

Pearson Netherlands          Media Centre, 4th Floor, Room 405, Sumatralaan
                             45, 1217 GP Hilversum, The Netherlands

Pearson AG                   Chollerstrasse 37, CH-6301 Zug, Switzerland

Pearson Inc.                 1330 Avenue of the Americas, 7th Floor, New
                             York, New York  10019

Pearson Longman              c/o Headland Digital Media, Inc., 444 Spear Street,
                             San Francisco, California  94105

DBC Holdings                 c/o Headland Digital Media, Inc., 444 Spear Street,
                             San Francisco, California  94105

                                                                      SCHEDULE B

                                   PEARSON PLC


Name                       Position                            Principal Occupation/Business Address
------------------------   --------------------------------    ------------------------------------------------------------

Lord Stevenson             Chairman                            Director/Little Tufton House, 3 Dean Trench Street,
                                                               London   SW1P 3HB

Marjorie M. Scardino       Chief Executive                     Director/Pearson plc, 3 Burlington Gardens, London W1X 1LE

David C. M. Bell           Executive Director                  Director/Pearson plc, 3 Burlington Gardens, London W1X 1LE

John C. Makinson           Finance Director                    Finance Director/Pearson plc, 3 Burlington Gardens, London
                                                               W1X 1LE

Lord Burns                 Non-Executive Director              Member of House of Lords/13 North Avenue, London W13 8AP

Gill M. Lewis              Non-Executive Director              Managing Partner/Heidrick & Struggles, 100 Picaddilly,
                                                               London  W1V 9FN

Reuben Mark                Non-Executive Director              Chairman and Chief Executive Officer/Colgate-Palmolive Co,
                                                               300 Park Avenue, New York, NY  10022-7499

Vernon L. Sankey           Non-Executive Director              Director/The Cherubs, Parsonnage Lane, Farnham Common,
                                                               Bucks SL2 3NZ

Rana Talwar                Non-Executive Director              Director/Standard Chartered Bank PLC, 1 Aldermanbury
                                                               Square, London EC2V 7SB

Julia M. Casson            Secretary                           Secretary/Pearson plc, 3 Burlington Gardens, London  W1X
                                                               1LE

                         PEARSON OVERSEAS HOLDINGS LTD.


Name                       Position                            Principal Occupation/Business Address
------------------------   --------------------------------    ------------------------------------------------------------

David H. Colville          Director                            Chartered Accountant/Pearson plc, 3 Burlington Gardens,
                                                               London  W1X 1LE

John C. Makinson           Director                            Finance Director/Pearson plc, 3 Burlington Gardens,  London
                                                               W1X 1LE

Peter R. Gill              Director                            Director, Financial Operations/Pearson plc, 3 Burlington
                                                               Gardens,  London  W1X 1LE

Marjorie M. Scardino       Director                            Director/Pearson plc, 3 Burlington Gardens,  London  W1X 1LE

Alan C. Miller             Director                            Director/Pearson plc, 3 Burlington Gardens,  London  W1X 1LE

Stephen Jones              Secretary                           Assistant Secretary/Pearson plc, 3 Burlington Gardens,  London
                                                               W1X 1LE


                            PEARSON NETHERLANDS B.V.

Name                       Position                            Principal Occupation/Business Address
------------------------   --------------------------------    ------------------------------------------------------------

George F. Nicolai          Director                            Director/MeesPierson Trust, Aert van Nesstraat 45, P.O. Box
                                                               548, 3000 AM  Rotterdam

Jan Francis van der Drift  Director                            Businessman/Leeteinde 20-22, 1151 AK Broek in Waterland, Holland

Matthieu van Sint Truiden  Director                            Attorney/Nauta Dutilh, Postbus 7113, 1007 JC  Amsterdam

David H. Colville          Director                            Group Tax Director/Pearson plc, 3 Burlington Gardens, London
                                                               W1X 1LE

                                   PEARSON AG


Name                       Position                            Principal Occupation/Business Address
------------------------   --------------------------------    ------------------------------------------------------------


Peter R. Gill              Chairman                            Director, Financial Operations/Pearson plc, 3 Burlington
                                                               Gardens, London W1X 1KE

Josef Grand                Director                            Certified Public Accountant/Bundtacherstrasse 35, 8127
                                                               Forch, Switzerland

Martin Frey                Member                              Attorney/Baker & McKenzie, Zollikerstrasse 225, Postfach
                                                               57, 8034 Zurich

Philip J. Hoffman          Member                              Chief Executive Officer/The Learning Network Inc.,
                                                               1330 Avenue of the Americas, 7th Floor, NY  10019


                                  PEARSON INC.


Name                       Position                            Principal Occupation/Business Address
------------------------   --------------------------------    ------------------------------------------------------------


Philip J. Hoffman          Director, President                 Chief Executive Officer/The Learning Network Inc.,
                                                               1330 Avenue of the Americas, 7th Floor, NY  10019

Randall Keller             Director, Executive                 Head of Human Resource Dept./Pearson Inc., 1330 Avenue
                           Vice President - Human Resources    of the Americas, 7th Floor, New York, NY  10019

John C. Makinson           Director                            Finance Director/Pearson plc, 3 Burlington Gardens,
                                                               London W1X 1LE

Thomas Wharton             Director, Vice President of         Vice President of Taxation/Pearson Inc., 1330 Avenue
                           Taxation, Secretary                 of the Americas, 7th Floor, New York, NY  10019

Mike Fortini               Vice President                      Vice President of Finance/Pearson Inc., 1330 Avenue of
                                                               the Americas, 7th Floor, New York, NY  10019

Shaheda Sayed              Assistant Secretary                 Director of Taxation/Pearson Inc., 1330 Avenue of the
                                                               Americas, 7th Floor, New York, NY  10019

Kenneth J. Lockhart        Vice President of Real Estate       Vice President of Real Estate/Pearson plc, 3
                                                               Burlington Gardens, London W1X 1LE


Name                       Position                            Principal Occupation/Business Address
------------------------   --------------------------------    ------------------------------------------------------------

Richard Koplitz            Vice President of Global            Vice President of Global Purchasing/Pearson Inc., 1330
                           Purchasing                          Avenue of the Americas, 7th Floor, New York, NY  10019

Susan Costomiris           Controller                          Controller/Pearson Inc., 1330 Avenue of the Americas,
                                                               7th Floor, New York, NY  10019


                              PEARSON LONGMAN, INC.

Name                       Position                            Principal Occupation/Business Address
------------------------   --------------------------------    ------------------------------------------------------------

William Lincoln            President                           Vice President of Operations/Pearson Television North
                                                               America, 2700 Colorado Ave., Suite 450, Santa Monica, CA
                                                               90404

Mark Nieker                Treasurer                           President/Headland Digital Media, Inc., 444 Spear Street,
                                                               San Francisco, CA  94105

William Cowan              Assistant Secretary                 Attorney/Rosenthal and Schanfield, 55 East Monroe Street,
                                                               Chicago, Illinois 60603


                            PEARSON DBC HOLDINGS INC.

Name                       Position                            Principal Occupation/Business Address
------------------         --------------------------------    ---------------------------------------------------------------

William Lincoln            President                           Vice President of Operations/Pearson Television North
                                                               America, 2700 Colorado Ave., Suite 450, Santa Monica, CA
                                                               90404

Evan Garber                Secretary                           General Counsel and Vice President/The Learning Network, Inc. and
                                                               Headland Digital Media, Inc., 575 Market Street, San
                                                               Francisco, CA  94105

Mark Nieker                Treasurer                           President/Headland Digital Media, Inc.,444 Spear Street,  San
                                                               Francisco, CA  94105

William Cowan              Assistant Secretary                 Attorney/Rosenthal and Schanfield, 55 East Monroe Street,
                                                               Chicago, Illinois 60603

                                  EXHIBIT INDEX


          The following additional material is filed as an Exhibit to this Amendment No. 2:

          Exhibit A: Contribution Agreement, dated as of December 27, 2000, by and between Pearson Longman, Inc. And Pearson DBC Holdings Inc.